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FOR IMMEDIATE RELEASE                   CONTACT:   Mark Maddocks
                                        Vice-President, Finance
                                        Telephone: (609) 799-0071



                 DATARAM RECORDS STRONG EARNINGS
          FOR THIRD QUARTER, NINE MONTHS OF FISCAL '97



PRINCETON, NJ, February 7, 1997 Dataram Corporation (AMEX: DTM) sustained its favorable earnings performance for the third quarter and nine months of fiscal 1997, Robert V. Tarantino, president and chief executive officer, announced today.

     The Company achieved net earnings of $912,000 or $.27 primary and fully diluted earnings per share, for the third quarter ended January 31, 1997, compared to a loss of $243,000, or $.06 per share, for the comparable prior year quarter. The prior year third quarter operating results included a $1,200,000 pre-tax charge for a write down to market value of inventory. Third quarter revenues totaled $17.5 million versus $28.4 million in the year earlier period.

     For the nine months ended January 31, 1997, net earnings were $2,891,000 or $.83 primary and $.80 fully diluted earnings per share, versus $1,002,000 million, or $.26 per share, for the prior period. Revenues were $52.1 million compared to $85.6 million recorded in the comparable period.


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Dataram Earnings Release - Page 2


     Tarantino attributed the strong earnings to continued high unit volume demand for the Company's memory products, combined with economies of scale and production efficiencies achieved at the Company's state-of-the-art manufacturing facility.

      "Third quarter units shipped were 180% greater than last year's comparable quarter," Tarantino stated. "Revenues continue to be affected by the dramatic decline in the price of Dynamic Random Access Memory (DRAM) chips, the major cost component of computer memory boards. DRAM chips, which were approximately $25 per megabyte last year, are now available at less than $5 per megabyte."

     "While we are pleased with our operating results, the Company must continue to make the strategic investments which will result in future profitable growth," Tarantino declared.
"Dataram's established operational efficiency allows us to broaden our product line at an extremely low incremental cost. We continue to upgrade our sales, marketing and manufacturing capabilities to capitalize on future opportunities in the computer memory marketplace."

     Tarantino announced that the Company has entered into an agreement with IBM whereby IBM will service their computers containing Dataram memory products. "This agreement attests to the quality and reliability of our products and underscores our reputation as a leading supplier of memory in the industry," Tarantino stated.


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Dataram Earnings Release - Page 3


     Tarantino also announced that Dataram continued its stock repurchase program during the third quarter, purchasing 115,300 shares of its common stock, bringing the total year to date purchases to 645,200 shares.

     Dataram recently renegotiated its line of credit agreement with its bank. The new agreement provides for an increase in the Company's unsecured revolving credit line to $12 million and extends its maturity. With no debt and strong operating cash flow, Tarantino said the Company is solidly positioned to pursue opportunities in the computer memory industry while maintaining its strong financial condition.

     Dataram develops, manufactures and markets quality computer memory products for workstations, servers and personal computers.



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Dataram Earnings Release - Page 4



               Dataram Corporation and Subsidiary
                Consolidated Summary Information
             (In thousands except per share amounts)


                             Quarter Ended     Nine Months Ended

                               January 31           January 31


                          1997        1996       1997       1996
                          ____        ____       ____       ____


Revenues               $17,514     $28,385     $52,131   $85,601


Net Earnings (Loss)       $912     $  (243)    $ 2,891   $ 1,002


Net Earnings (Loss) Per Share

     Primary              $.27       $(.06)       $.83      $.26

     Fully Diluted        $.27       $(.06)       $.80      $.26


Average Shares Outstanding

     Primary             3,357       3,824       3,480     3,838

     Fully Diluted       3,441       3,824       3,610     3,838